UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

LAIX Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

50736W105**

(CUSIP Number)

September 14, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 50736W105 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the New York Stock Exchange under the symbol “LAIX.” Each ADS represents one Class A ordinary share, par value US$0.001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50736W105

(1)	Names of reporting persons TB Alternative Assets Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 3,703,164*
	(6)	Shared voting power 0
	(7)	Sole dispositive power 3,703,164
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person: 3,703,164
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 7.47%**
(12)	Type of reporting person (see instructions) IA, Investment Adviser

*	Number of shares beneficially owned (includes 3,703,164ADS) as of 31 Dec 2021.
*	Calculation is based on 49,602,321 outstanding ordinary shares for all classes as of 31 Dec 2021.

SCHEDULE 13G

Item  1(a) Name of issuer: LAIX Inc.

Item  1(b) Address of issuer’s principal executive offices: 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China

2(a) Name of person filing: TB Alternative Assets Ltd

This statement is filed by TB Alternative Assets Ltd, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, with respect to the portion of Class A Ordinary Shares (as defined by 2(d) below) held by Trustbridge Partners V LP, a Cayman business company that is controlled by TB Alternative Assets Ltd. TB Alternative Assets Ltd acts as the investment adviser of Trustbridge Partners V LP

2(b) Address or principal business office or, if none, residence: c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104

2(c) Citizenship: Cayman Islands

2(d) Title of class of securities: Class A ordinary shares, par value of $0.001 per share*

2(e) CUSIP No.: CUSIP number 50736W105 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the New York Stock Exchange under the symbol “LAIX.” Each ADS represents one Class A ordinary share, par value US$0.001 per share.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [X]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ]

Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,703,164

(b) Percent of class: 7.47%

SCHEDULE 13G

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,703,164

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,703,164

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/11/2022	Signature:	/s/ Shujun Li
	Name:	Shujun Li
	Title:	Director